Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Third Quarter 2015 Financial Results

Chongqing, China, November 20, 2015 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Revenue for the third quarter of 2015 was RMB388.1 million ($61.1 million) compared to RMB409.1 million in the same quarter of 2014.
•	Comparable restaurant sales decreased by 10.7% from the same quarter of 2014. There were 291 restaurants in the comparison.
•	Restaurant level operating margin was 14.0%, a decrease of 170 basis points from the same quarter of 2014.
•	Adjusted EBITDA[1] was RMB36.5 million ($5.7 million) in the third quarter of 2015 compared to RMB45.8 million in the same quarter of 2014.
•	Net income for the third quarter of 2015 was RMB14.3 million ($2.3 million) compared to RMB18.6 million in the same quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB17.3 million ($2.7 million), compared to RMB22.7 million in the same quarter of 2014.
•	Diluted net income per American depositary share (“ADS”) was RMB0.53 ($0.083). Adjusted diluted net income per ADS (non-GAAP)[1], which excludes share-based compensation expenses, was RMB0.64 ($0.10). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of nine in the third quarter of 2015 to 355 restaurants as of September 30, 2015, covering 30 cities and up from 332 restaurants as of September 30, 2014. Among the total 355 restaurants, 82 are “Mr. Rice” branded restaurants.

Mr. Xingqiang Zhang, Chief Executive Officer of Country Style Cooking, commented, “During the third quarter of 2015, we maintained our focus on enhancing overall customer experience and steadily growing our base of CSC and Mr. Rice branded restaurants. Since launching mobile ordering and WeChat payment platforms under a pilot program at over 100 stores in July 2015, we have successfully accelerated the payment process and improved the average customer's dining experience, especially during peak hours. Additionally, we introduced special combo meals with discounts at different promotional events during the quarter to reward customer loyalty. We also completed our rebranding initiative and introduced our new visual identity at our restaurants in August, with the aim of presenting a new, homelike dining environment to customers.”

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

“Looking ahead, we intend to consistently provide high-quality and great-tasting food, innovative services, payment options and convenience to our growing base of customers. We believe we can drive greater traffic and sales to our restaurants as well as deliver solid financial results,” concluded Mr. Zhang.

Third Quarter 2015 Financial Performance

Revenue in the third quarter of 2015 was RMB388.1 million ($61.1 million) compared to RMB409.1 million in the same quarter of 2014. The decrease in revenue was primarily due to the decline in comparable restaurant sales. During the third quarter of 2015, the Company opened a net total of 9 restaurants, bringing the total restaurant count to 355 as of September 30, 2015, compared to its total restaurant count of 332 as of September 30, 2014. Restaurants opened in the third quarter of 2015 included 6 “Mr. Rice” restaurants. Comparable restaurant sales decreased by 10.7% compared with the same quarter of 2014. The decrease in comparable restaurant sales was mainly due to a decrease in customer traffic associated with intensified competition. There were 291 restaurants in the comparison.

Costs of food and paper was RMB175.7 million ($27.6 million) in the third quarter of 2015, compared to RMB184.8 million in the same quarter of 2014. The decrease in cost of food and paper was primarily attributable to less food and paper purchased as the Company’s revenue decreased. As a percentage of revenue, costs of food and paper was 45.3% in the third quarter of 2015 compared to 45.2% in the prior year period.

Restaurant wages and related expenses were RMB82.2 million ($12.9 million) in the third quarter of 2015 compared to RMB83.3 million in the same quarter of 2014. The decrease in restaurant wages and related expenses was primarily attributable to the Company’s restructuring and reduction in headcount, which was partially offset by increases in employees’ wages, salaries and the expenses related to their social insurance. As a percentage of revenue, restaurant wages and related expenses were 21.2% in the third quarter of 2015 compared to 20.4% in the same quarter of 2014.

Restaurant rent expenses were RMB38.7 million ($6.1 million) in the third quarter of 2015 from RMB37.2 million in the same quarter of 2014. The increase in restaurant rent expenses was primarily due to the growth of the total number of restaurants. As a percentage of revenue, restaurant rental expenses were 10.0% in the third quarter of 2015 compared to 9.1% in the third quarter of 2014.

Restaurant utility expenses were RMB23.1 million ($3.6 million) in the third quarter of 2015, compared to RMB24.9 million in the same quarter of 2014. As a percentage of revenue, restaurant utility expenses were 5.9% in the third quarter of 2015 compared to 6.1% in the third quarter of 2014.

Other restaurant operating expenses decreased by 4.9% to RMB13.9 million ($2.2 million) in the third quarter of 2015 from RMB14.7 million in the same quarter of 2014. As a percentage of revenue, other restaurant operating expenses remained stable at 3.6% in the third quarter of 2015 compared to the third quarter of 2014.

Restaurant-level operating margin was 14.0% in the third quarter of 2015, a decrease of 170 basis points over the same quarter of 2014. The decline in restaurant-level operating margin was primarily due to the increase in labor costs and the decline in comparable restaurants’ sales.

Selling, general and administrative (SG&A) expenses increased by 0.4% to RMB19.6 million ($3.1 million) in the third quarter of 2015 from RMB19.5 million in the same quarter of 2014. Share-based compensation expenses included in SG&A was RMB2.4 million ($0.4 million) in the third quarter of 2015, compared to RMB3.0 million in the third quarter of 2014. As a percentage of revenue, SG&A expenses increased to 5.1% in the third quarter of 2015 from 4.8% in the third quarter of 2014.

Pre-opening expense for the third quarter of 2015 decreased by 51.2% to RMB1.4 million ($0.2 million) from RMB2.9 million in the same quarter of 2014, primarily attributable to the decrease in the number of new restaurants opened. As a percentage of revenue, pre-opening expense decreased to 0.4% in the third quarter of 2015 from 0.7% in the same quarter of 2014.

Depreciation expense for the third quarter of 2015 decreased by 11.0% to RMB17.9 million ($2.8 million) from RMB20.1 million in the same quarter of 2014. As a percentage of revenue, depreciation expense decreased to 4.6% in the third quarter of 2015 from 4.9% in the same quarter of 2014.

Property and equipment impairment charges were RMB4.2 million ($0.7 million) in the third quarter of 2015, representing costs related to asset impairment with 10 underperforming restaurants.

Income from operations for the third quarter of 2015 was RMB11.3 million ($1.8 million), compared to income of RMB19.3 million in the same quarter of 2014.

Interest income for the third quarter of 2015 increased by 11.6% to RMB7.5 million ($1.2 million) from RMB6.8 million in the same quarter of 2014.

Foreign currency exchange gain for the third quarter of 2015 was RMB1.2 million ($0.2 million) as compared to a loss of RMB24.0 thousand in the same quarter of 2014.

Other income for the third quarter of 2015 was RMB192.0 thousand ($0.03 million) compared to other income of RMB71.0 thousand in the same quarter of 2014.

Income tax expense in the third quarter of 2015 was RMB5.9 million ($0.9 million) compared to RMB7.6 million in the same quarter of 2014.

Net income was RMB14.3 million ($2.3 million) compared to RMB18.6 million in the third quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB17.3 million ($2.7 million) in the third quarter of 2015 compared to RMB22.7 million in the third quarter of 2014.

Diluted net income per ADS in the third quarter of 2015 was RMB0.53 ($0.083) compared to RMB0.69 in the third quarter of 2014. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.64 ($0.10) in the third quarter of 2015 compared to RMB0.84 in the third quarter of 2014. The Company had approximately 27.1 million diluted weighted average ADSs outstanding during the quarter ended September 30, 2015.

EBITDA, defined as net income before interest, income tax expense, depreciation and amortization, was RMB30.6 million ($4.9 million) in the third quarter of 2015, compared to RMB39.5 million from the same quarter of 2014. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain or loss, other income or loss, property and equipment impairment charges, and share-based compensation expenses, was RMB36.5 million ($5.7 million) in the third quarter of 2015, compared to RMB45.8 million in the same quarter of 2014.

As of September 30, 2015, the Company had cash, cash equivalents and short-term investments of RMB636.9 million ($100.2 million), compared to RMB570.4 million as of December 31, 2014.

Net cash provided by operating activities was RMB109.1 million ($17.2 million) for the nine months ended September 30, 2015 compared to RMB129.0 million in the same period of 2014.

Outlook

For the fourth quarter of 2015, the Company currently estimates that revenue will be between RMB342 million ($53.8 million) and RMB362 million ($57.0 million).

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the period under comparison. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.3556 to US$1.00 on September 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 am, Eastern Time on November 20, 2015, which is 8:30 pm, Beijing Time on November 20, 2015, to discuss third quarter 2015 results and answer questions from investors. Listeners may access the call by dialing:

US:	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	800-905945
China:	4001-201203

A telephone replay will be available one hour after the conclusion of the conference call through November 27, 2015. The dial-in details are:

US:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10074797

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company defines adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines EBITDA as earnings before interest, income tax expense, depreciation and amortization. The Company defines adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2015, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding the Company's ability to open and profitably operate new restaurants and manage its growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding the Company's ability to maintain and enhance the attractiveness of its restaurants and its brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding the Company's ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of September 30,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	193,554	281,675	44,319
Short-term investments	376,831	355,227	55,892
Due from related parties	-	493	78
Inventories	52,871	58,010	9,127
Prepaid rent	14,745	13,940	2,193
Prepaid expenses and other current assets	30,350	32,299	5,082
Deferred tax assets-current	930	930	146
Total current assets	669,281	742,574	116,837
Long-term investments	50,659	53,427	8,406
Property and equipment, net	417,778	387,870	61,029
Goodwill	5,139	5,139	809
Deferred tax assets - non current	8,814	8,814	1,387
Deposits for leases – non current	30,075	29,874	4,700
Total assets	1,181,746	1,227,698	193,168

Current liabilities:
Accounts payable	54,674	62,790	9,879
Deferred revenue	14,051	17,102	2,691
Accrued payroll	30,557	29,996	4,720
Income taxes payable	5,104	7,460	1,174
Other current liabilities	51,914	51,570	8,114
Total current liabilities	156,300	168,918	26,578
Deferred rent - non current	29,030	28,752	4,524
Advanced receipts from depositary bank	2,253	1,969	310
Total liabilities	187,583	199,639	31,412

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized 107,352,416 and 107,759,144 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	763	765	120
Additional paid-in capital	766,837	776,274	122,140
Retained earnings	235,572	258,782	40,717
Accumulated other comprehensive loss	(9,009)	(7,762)	(1,221)
Total equity	994,163	1,028,059	161,756

Total liabilities and equity	1,181,746	1,227,698	193,168

Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended September 30,
	2014		2015
	RMB	%	RMB	%	US$

Revenue - restaurant sales	409,056	100.0	388,145	100.0	61,071
Costs and expenses:
Restaurant expenses:
Food and paper expense	184,808	45.2	175,728	45.3	27,649
Restaurant wages and related expenses[1]	83,280	20.4	82,151	21.2	12,926
Restaurant rent expense	37,233	9.1	38,749	10.0	6,097
Restaurant utilities expense	24,918	6.1	23,093	5.9	3,633
Other restaurant operating expenses	14,670	3.6	13,944	3.6	2,194
Selling, general and administrative expenses[1]	19,545	4.8	19,615	5.1	3,086
Pre-opening expense	2,917	0.7	1,424	0.4	224
Depreciation	20,149	4.9	17,932	4.6	2,821
Property and equipment impairment charges	2,199	0.5	4,201	1.1	661
Total operating expenses	389,719	95.3	376,837	97.2	59,291

Income from operations	19,337	4.7	11,308	2.8	1,780

Interest income	6,750	1.7	7,536	1.9	1,186
Foreign exchange gain/(loss)	(24)	(0.0)	1,198	0.3	188
Other income/(expense)	71	0.0	192	0.0	30
Income before income taxes	26,134	6.4	20,234	5.1	3,184

Income tax expense	7,550	1.8	5,935	1.5	934
Net income	18,584	4.6	14,299	3.6	2,250

Basic net income per share	0.17		0.13		0.022
Diluted net income per share	0.17		0.13		0.021
Basic net income per ADS	0.70		0.53		0.084
Diluted net income per ADS	0.69		0.53		0.083
Basic weighted average ordinary shares outstanding	106,640,645		107,713,694		107,713,694
Diluted weighted average ordinary shares outstanding	107,848,587		108,358,241		108,358,241

1Includes share-based compensation expenses of RMB4.1 million and RMB3.0 million ($0.5 million) for the three months ended September 30, 2014 and 2015, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended September 30,
	2014	2015
	RMB	RMB	US$

Net income	18,584	14,299	2,250
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1	1,274	200
Comprehensive income	18,585	15,573	2,450

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the nine months ended September 30
	2014	2015
	RMB	RMB	US$
Operating activities:
Net income	33,542	23,210	3,652
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	1,875	1,860	293
Property and equipment impairment charges	4,975	8,961	1,410
Depreciation	58,475	56,033	8,816
Share based compensation	15,813	8,864	1,395
Changes in operating assets and liabilities:
Due from related parties	(301)	(493)	(78)
Inventories	(1,285)	(2,183)	(343)
Prepaid rent	1,665	805	127
Prepaid expenses and other current assets	(7,216)	(1,950)	(307)
Deposits for leases	(9,240)	201	32
Accounts payable	7,655	8,115	1,277
Deferred revenue	9,862	3,051	480
Accrued payroll	1,498	(560)	(88)
Income taxes payable	(256)	2,356	371
Deferred rent	3,092	130	20
Other liabilities	8,893	703	111
Net cash provided by operating activities	129,047	109,103	17,168
Investing activities:
Purchase of property and equipment	(98,689)	(41,654)	(6,554)
Proceeds from disposals of property and equipment	216	27	4
Purchase of investment	(823,598)	(898,832)	(141,425)
Withdrawal of investment	733,119	917,667	144,387
Net cash used in investing activities	(188,952)	(22,792)	(3,588)
Financing activity:
Proceeds from exercise of employee stock options	1,512	563	89
Net cash provided by financing activity:	1,512	563	89
Effect of exchange rate	319	1,247	196
Net increase(decrease) in cash and cash equivalents	(58,074)	88,121	13,865
Cash and cash equivalents, beginning of year	372,493	193,554	30,454
Cash and cash equivalents, end of year	314,419	281,675	44,319

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$

Net income	18,584	14,299	2,250
Share-based compensation expenses:
Restaurant wages and related expenses	1,144	596	94
Selling, general and administrative expenses	2,963	2,427	382
Adjusted net income (non-GAAP)	22,691	17,322	2,726

Diluted net income per ADS	0.69	0.53	0.083
Adjusted diluted net income per ADS (non-GAAP)	0.84	0.64	0.10
Diluted weighted average ADSs outstanding	26,962,147	27,089,560	27,089,560

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$

Net income	18,584	14,299	2,250
Income tax expense	7,550	5,935	934
Interest income	(6,750)	(7,536)	(1,186)
Depreciation and amortization	20,149	17,932	2,821
EBITDA (non-GAAP)	39,533	30,630	4,819

EBITDA (non-GAAP)	39,533	30,630	4,819
Foreign exchange loss/(gain)	24	(1,198)	(188)
Other expense / (income)	(71)	(192)	(30)
Property and equipment impairment charges	2,199	4,201	661
Share-based compensation expenses
Restaurant wages and related expenses	1,144	596	94
Selling, general and administrative expenses	2,963	2,427	382
Adjusted EBITDA (non-GAAP)	45,792	36,464	5,738